EXHIBIT 99.1
The Descartes Systems Group Inc.
                         Press Release

DESCARTES REPORTS FISCAL 2012 FOURTH QUARTER AND ANNUAL FINANCIAL RESULTS
Record quarterly and annual operating performance

WATERLOO, Ontario — March 8, 2012 — Descartes Systems Group announced financial results for its fiscal 2012 fourth quarter (Q4FY12) and year (FY12) ended January 31, 2012. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

FY12 Financial Results
As described in more detail below, key financial highlights for FY12 included:
•	Revenues of $114.0 million, up 15% from $99.2 million in the year ended January 31, 2011 (FY11);
•	Services revenues of $105.7 million, up 13% from $93.7 million in FY11. Services revenues comprised 93% and 94% of total revenues for years ended FY12 and FY11, respectively;
•	Gross margin of 66%, consistent with FY11;
•	Cash provided by operating activities of $23.9 million, up 20% from $19.9 million in FY11;
•	Income before income taxes of $15.4 million, up 95% from $7.9 million in FY11;
•	Net income of $12.0 million, up 4% from $11.5 million in FY11;
•	Earnings per share on a diluted basis of $0.19, up 6% from $0.18 in FY11;
•	Adjusted EBITDA of $33.0 million, up 24% from $26.7 million in FY11. Adjusted EBITDA as a percentage of revenues was 29% in FY12 and 27% in FY11; and
•	Adjusted EBITDA per diluted share was $0.52, up 24% from $0.42 in FY11.

The following table summarizes Descartes’ results in the categories specified below over FY12 and FY11 (dollar amounts, other than per share amounts, in millions):

	FY12	FY11
Revenues	114.0	99.2
Services revenues	105.7	93.7
Gross margin	66%	66%
Cash provided by operating activities	23.9	19.9
Income before income taxes	15.4	7.9
Net income	12.0	11.5
Adjusted EBITDA	33.0	26.7
Adjusted EBITDA as a % of revenues	29%	27%
Adjusted EBITDA per diluted share	0.52	0.42

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

Q4FY12 Financial Results
As described in more detail below, key financial highlights for Descartes in Q4FY12 (unaudited) included:
•	Revenues of $29.6 million, up 10% from $26.9 million in the fourth quarter of fiscal 2011 (Q4FY11) and up 4% from $28.5 million in the previous quarter ended October 31, 2011 (Q3FY12);
•	Services revenues of $26.9 million, up 8% from $25.0 million in Q4FY11 and up 3% from $26.2 million in Q3FY12;
•	Gross margin of 66%, compared to 65% in Q4FY11 and 67% in Q3FY12;
•	Cash provided by operating activities of $7.5 million, up 3% from $7.3 million in Q4FY11 and up 14% from $6.6 million in Q3FY12;
•	Income before income taxes of $3.2 million, up 23% from $2.6 million in Q4FY11 and down from $4.5 million in Q3FY12;
•	Net income of $4.5 million, down from $7.7 million in Q4FY11 and up 67% from $2.7 million in Q3FY12;
•	Earnings per share on a diluted basis of $0.07, down from $0.12 in Q4FY11 and up 75% from $0.04 in Q3FY12;
•
Days-sales-outstanding (DSO) for Q4FY12 were 52 days, up from 48 days in Q4FY11 and down from 53 days in Q3FY12. DSOs in the quarter included approximately 4 days from acquisitions completed in the quarter;

•
Adjusted EBITDA of $8.5 million, up 10% from $7.7 million in Q4FY11 and compared to $8.5 million in Q3FY12. Adjusted EBITDA as a percentage of revenues was 29% in Q4FY12, compared to 29% in Q4FY11 and 30% in Q3FY12; and

•	Adjusted EBITDA per diluted share for Q4FY12 was $0.13, up from $0.12 in Q4FY11 and compared to $0.13 in Q3FY12.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q4 FY12	Q3 FY12	Q2 FY12	Q1 FY12	Q4 FY11
Revenues	29.6	28.5	28.8	27.1	26.9
Services revenues	26.9	26.2	26.7	25.9	25.0
Gross margin	66%	67%	66%	67%	65%
Cash provided by operating activities	7.5	6.6	4.6	5.5	7.3
Income before income taxes	3.2	4.5	4.2	3.5	2.6
Net income*	4.5	2.7	2.6	2.2	7.7
Earnings per diluted share*	0.07	0.04	0.04	0.03	0.12
Adjusted EBITDA	8.5	8.5	8.3	7.8	7.7
Adjusted EBITDA as a % of revenues	29%	30%	29%	29%	29%
Adjusted EBITDA per diluted share	0.13	0.13	0.13	0.12	0.12
DSOs (days)	52	53	53	53	48
* Net income and earnings per diluted share were positively impacted by the release of valuation allowance of $0.7 million and $7.2 million in Q4FY12 and Q4FY11, respectively.

Based on the location of Descartes’ customers, the quarterly geographic distribution of revenues was as follows:
•	$12.3 million of revenues (42%) were generated in the US;
•	$6.8 million (23%) in Europe, Middle East and Africa, excluding Belgium;
•	$4.6 million (16%) in Belgium;
•	$3.9 million (13%) in Canada;
•	$1.6 million (5%) in the Asia Pacific region; and
•	$0.4 million (1%) in the Americas, excluding the US and Canada.

“Logistics is the backbone of commerce. Uniting business in commerce has never been more important, to improving the productivity, performance and security of logistics operations,” said Art Mesher, Descartes’ CEO. “Our focus on delivering results to customers through our cloud-based Logistics Technology Platform continues to fuel financial performance that is ahead of our plans.”

Cash Position
As at January 31, 2012, Descartes had $65.5 million in cash comprised entirely of cash and cash equivalents. The primary use of cash in FY12 was $25.6 million to complete three acquisitions Telargo in June 2011; InterCommIT in November 2011; and GeoMicro, Inc. in January 2012. As at January 31, 2011, Descartes had $69.6 million in cash and cash equivalents.

The table set forth below provides a summary of cash flows for Q4FY12 and FY12, in millions of dollars (quarterly amounts unaudited; dollar amounts, other than per share amounts, in millions):

	Q4FY12	FY12
Cash provided by operating activities	7.5	23.9
Additions to capital assets	(1.5)	(4.7)
Business acquisitions, net of cash acquired	(16.3)	(21.3)
Issuance of common shares	0.1	1.7
Repayment of other liabilities	-	(4.3)
Effect of foreign exchange rate on cash and cash equivalents	(0.5)	0.6
Net change in cash and cash equivalents	(10.7)	(4.1)
Cash and cash equivalents, beginning of period	76.2	69.6
Cash and cash equivalents, end of period	65.5	65.5

“Our results reflect Descartes’ focus on consistent, sustainable operational performance. We’ve grown profitably and maintained a strong balance sheet while integrating new businesses in to our Logistics Technology Platform,” said Stephanie Ratza, CFO at Descartes.

Q4FY12 Business Events / Announcements
In line with Descartes’ strategy to build leading product offerings and expand its global network of customers and trading partners, in Q4FY12 the company made the following announcements and/or participated in the following events:
•	Announced its acquisition of InterCommIT, a Netherlands-based provider of business-to-business integration services;
•	Announced that Descartes was awarded the 2011 Intermec ISV Innovator of the Year Award for the United States;
•	Unveiled major extensions of its Logistics Flow Control Solution for retailers;
•	Announced that Chris Jones, Descartes' Executive Vice President Marketing & Services, had been named a 2012 Provider 'Pro to Know' by Supply & Demand Chain Executive magazine; and
•	Announced its acquisition of GeoMicro, Inc., a California-based provider of advanced geographic information systems and commercial turn-by-turn navigation.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. Toronto time on March 8, 2012. Designated numbers are 888-812-2278 for North America or +1-706-679-7394 for international, using conference ID number 49453023.

The company simultaneously will conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible from March 8, 11:15 a.m. EST until March 15, 23:59 p.m. EST by dialing 855-859-2056 or +1-404-537-3406 and using conference ID number 49453023. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes' B2B network, the Global Logistics Network, integrates more than 35,000 trading partners to our cloud-based Logistics Technology Platform to unite their businesses in commerce. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

# # #

Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x 2358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to the positioning of Descartes to provide value to customers and shareholders; delivery of results to customers and financial performance ahead of plans; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes’ business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY12. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference as a measure of our operations and as a basis for comparison of our operations from period-to-period. Management believes that investors and financial analysts also use Adjusted EBITDA as a measure of our operations, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed nine acquisitions within the past four fiscal years, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q4FY12, Q3FY12, Q2FY12, Q1FY12 and Q4FY11, which we believe are the most directly comparable GAAP measures (unaudited; dollar amounts, other than per share amounts, in millions).

	Q4FY12	Q3FY12	Q2FY12	Q1FY12	Q4FY11
Net income, as reported on Consolidated Statements of Operations	4.5	2.7	2.6	2.2	7.7
Adjustments to reconcile to Adjusted EBITDA:
Income tax expense (recovery)	(1.3)	1.7	1.6	1.3	(5.2)
Depreciation expense	0.7	0.6	0.6	0.6	0.7
Amortization of intangible assets	3.0	2.9	2.9	3.1	3.1
Amortization of deferred compensation, stock-based compensation and related taxes	0.5	0.2	0.2	0.3	0.3
Acquisition-related expenses	0.7	0.4	0.3	0.3	0.2
Restructuring charges	0.4	-	0.1	-	0.9
Adjusted EBITDA	8.5	8.5	8.3	7.8	7.7

Weighted average diluted shares outstanding (thousands)	63,629	63,408	63,358	63,194	63,181
Diluted earnings per share	0.07	0.04	0.04	0.03	0.12
Adjusted EBITDA per diluted share	0.13	0.13	0.13	0.12	0.12

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our audited Consolidated Statements of Operations for the years ended January 31, 2012 and 2011, which we believe are the most directly comparable GAAP measures (unaudited; dollar amounts, other than per share amounts, in millions).

	FY12	FY11
Net income, as reported on Consolidated Statements of Operations	12.0	11.5
Adjustments to reconcile to Adjusted EBITDA:
Investment income	(0.2)	(0.2)
Income tax expense (recovery)	3.4	(3.6)
Depreciation expense	2.5	2.4
Amortization of intangible assets	12.0	11.5
Amortization of deferred compensation, stock-based compensation and related taxes	1.2	1.1
Acquisition-related expenses	1.6	1.5
Restructuring charges	0.5	2.5
Adjusted EBITDA	33.0	26.7

Weighted average diluted shares outstanding (thousands)	63,400	62,888
Diluted earnings per share	0.19	0.18
Adjusted EBITDA per diluted share	0.52	0.42

The Descartes Systems Group Inc.
Consolidated Balance Sheets
(US dollars in thousands; US GAAP)

	January 31,	January 31,
	2012	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	65,547	69,644
Accounts receivable
Trade	17,154	14,417
Other	5,324	3,967
Prepaid expenses and other	2,814	1,968
Inventory	413	-
Deferred income taxes	12,420	11,654
	103,672	101,650
CAPITAL ASSETS	9,287	7,309
GOODWILL	68,005	56,742
INTANGIBLE ASSETS	46,681	40,703
DEFERRED INCOME TAXES	31,279	34,865
	258,924	241,269
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,250	4,992
Accrued liabilities	12,247	11,342
Income taxes payable	1,318	471
Deferred revenue	6,636	6,310
Other liabilities	70	67
	25,521	23,182
DEFERRED REVENUE	1,718	1,665
INCOME TAX LIABILITY	3,277	2,468
DEFERRED INCOME TAX LIABILITY	9,754	8,267
OTHER LIABILITIES	98	172
	40,368	35,754

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 62,432,727 at January 31, 2012 (January 31, 2011 – 61,741,702)	90,924	88,148
Additional paid-in capital	452,424	452,300
Accumulated other comprehensive (loss) income	(63)	1,822
Accumulated deficit	(324,729)	(336,755)
	218,556	205,515
	258,924	241,269

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Quarterly Amounts Unaudited)

	Three Months Ended		Years Ended
	January 31,	January 31,	January 31,	January 31,
	2012	2011	2012	2011

REVENUES	29,571	26,853	113,990	99,175
COST OF REVENUES	10,121	9,356	38,313	33,875
GROSS MARGIN	19,450	17,497	75,677	65,300
EXPENSES
Sales and marketing	3,297	2,731	13,009	11,492
Research and development	5,132	4,540	19,044	16,971
General and administrative	3,636	3,489	14,272	13,633
Other charges	1,119	1,098	2,131	3,995
Amortization of intangible assets	3,098	3,129	11,996	11,471
	16,282	14,987	60,452	57,562
INCOME FROM OPERATIONS	3,168	2,510	15,225	7,738
INTEREST EXPENSE	(2)	(8)	(9)	(14)
INVESTMENT INCOME	34	48	174	209
INCOME BEFORE INCOME TAXES	3,200	2,550	15,390	7,933
INCOME TAX EXPENSE (RECOVERY)
Current	640	(790)	1,438	277
Deferred	(1,950)	(4,368)	1,926	(3,883)
	(1,310)	(5,158)	3,364	(3,606)
NET INCOME	4,510	7,708	12,026	11,539
EARNINGS PER SHARE
Basic	0.07	0.13	0.19	0.19
Diluted	0.07	0.12	0.19	0.18
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	62,410	61,651	62,218	61,523
Diluted	63,629	63,181	63,400	62,888

The Descartes Systems Group Inc.
Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Quarterly Amounts Unaudited)

	Three Months Ended		Years Ended
	January 31,	January 31,	January 31,	January 31,
	2012	2011	2012	2011
OPERATING ACTIVITIES
Net income	4,510	7,708	12,026	11,539
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	665	679	2,462	2,420
Amortization of intangible assets	3,098	3,129	11,996	11,471
Write-off redundant assets	-	-	-	417
Amortization of deferred compensation	-	1	11	8
Stock-based compensation expense	472	268	1,213	1,076
Gain on sale of investment in affiliate	-	-	-	(20)
Loss from investment in affiliate	-	-	-	19
Deferred tax expense (recovery)	(1,950)	(4,368)	1,926	(3,883)
Deferred tax charge	49	49	196	196
Changes in operating assets and liabilities:
Accounts receivable
Trade	587	757	(460)	2,748
Other	(60)	202	(822)	106
Prepaid expenses and other	(253)	96	(619)	51
Inventory	58	-	75	-
Accounts payable	789	(582)	(1,065)	(275)
Accrued liabilities	(868)	(333)	(1,682)	(3,088)
Income taxes payable	183	(936)	99	(1,733)
Deferred revenue	189	588	(1,430)	(1,163)
Cash provided by operating activities	7,469	7,258	23,926	19,889
INVESTING ACTIVITIES
Maturities of short-term investments	-	-	-	5,071
Additions to capital assets	(1,473)	(428)	(4,734)	(1,656)
Proceeds from the sale of investment in affiliate	-	-	-	487
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(16,279)	-	(21,281)	(44,989)
Cash used in investing activities	(17,752)	(428)	(26,015)	(41,087)
FINANCING ACTIVITIES
Issuance of common shares for cash	140	570	1,775	1,133
Repayment of other liabilities	(18)	(24)	(4,342)	(358)
Cash provided by (used in) financing activities	122	546	(2,567)	775
Effect of foreign exchange rate changes on cash and cash equivalents	(523)	(532)	559	513
Increase (decrease) in cash and cash equivalents	(10,684)	6,844	(4,097)	(19,910)
Cash and cash equivalents, beginning of period	76,231	62,800	69,644	89,554
Cash and cash equivalents, end of period	65,547	69,644	65,547	69,644